UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on July 8, 2014, reporting acquiring U.S.-based Cloud Software and Solutions Company eGistics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: July 8, 2014

	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems to Acquire U.S.-based Cloud Software and Solutions Company eGistics

Acquisition to deliver on numerous TIS strategic growth initiatives:

•	Reinforce growth of TIS Americas via additional U.S. office and tripling of U.S. headcount to over 65

•	Extend cloud and SaaS capabilities

•	Bring major customers including 4 of top 5 U.S. banks

•	Expand addressable market opportunity through alignment of complementary product offerings

•	Enable new solutions and increase subscription-based revenues by combining the TIS eFLOW® platform and mobile imaging functionalities with the eGistics product line

Transaction to provide meaningful financial benefits:

•	eGistics 2013 revenues of $10.6 million, added to TIS 2013 revenues of $29 million

•	Enhance pro forma profitability as eGistics realized 2013 EBITDA of $1.52 million

•	Grow subscription-based revenue from predominantly SaaS transactions; increase visibility thanks to recurring revenue reaching 49% of pro forma 2013 revenues

•	Increase TIS Americas revenues to 38% of pro forma 2013 revenues, diversifying TIS global revenue streams

•	Expect increase in TIS non-GAAP earnings per share in 2014 and beyond due to this transaction, which is expected to be accretive

NEW YORK, NY/ TEL AVIV, Israel, July 8, 2014. Top Image Systems, Ltd. (NASDAQ:TISA),  a leading Enterprise Content Management (ECM) and Business Process Management (BPM) solutions and Mobile Imaging Platform (MIP) provider, today announced that it has signed a definitive agreement to acquire eGistics, a leading privately-owned provider of cloud-based solutions to the banking and payments market, in a transaction valued at approximately $18 million. Under the terms of the agreement, TIS will pay for the acquisition 50% in cash and 50% in TIS shares. The acquisition, which is subject to customary closing conditions, is expected to close in Q3.

Based in Dallas, Texas, eGistics provides advanced image and data solutions that enable business process automation by optimizing the storage, management and delivery of business-critical information across a wide range of applications. The iRemit remittance management portal, available via the CloudDocs platform, is a smart process application that enables remittance processing in the cloud. The data is processed and stored in the secure, on-demand cloud-based CloudDocs framework, which offers world-class physical and cyber security, utilizing multiple encryption technologies and best-in-class intrusion detection.

“This is a milestone acquisition for Top Image Systems, as it creates a compelling combination from strategic, geographic, technological and financial perspectives,” said Izhak Nakar, Top Image Systems Founder & Executive Chairman. “Not only will this immediately accretive acquisition accelerate our growth rate and add incremental profitability, but it will also expand our addressable market, accelerate our aggressive expansion in the United States, and add a world class installed base of major U.S. customers to whom we can cross-sell a more comprehensive solution, including our high-growth mobile apps. Four of the five top banks in the U.S., two of the largest remittance processors and several leading U.S. enterprises already trust eGistics for cloud-based document and data management solutions.”

Cloud-based Solutions that Complement TIS Offerings

A key driver for the acquisition was eGistics’ secure and compliant cloud infrastructure, which aligns with TIS’ cloud-centric growth strategy. TIS will leverage eGistics’ cloud-based on-demand CloudDocs infrastructure to roll out on-demand smart processing applications for processes such as Invoice Processing, Digital Mailroom, BillPay, Account Opening, Enrollment, Mortgage Processing and Employee Onboarding (HR), all in the cloud. Following the acquisition, TIS will extend its software portfolio to include additional smart process applications for banking and payment processing, while in parallel offering eFLOW INVOICE, Digital Mailroom and TIS mobile imaging applications to the existing eGistics’ customer base. These cloud-based applications will further promote TIS’ mobile imaging solutions by easily integrating them with the CloudDocs infrastructure, where TIS will host eFLOW for efficient backend processing.

“This transaction will also provide TIS with an additional distribution vehicle for offering our native mobile capture applications to large U.S. financial institutions which we did not have before, creating a significant business opportunity,” explains Michael Schrader, TIS COO. “A key strength and differentiator for TIS’ flagship eFLOW platform is its ability to be quickly and easily configured and integrated with a large number of ERP, CRM and line-of-business applications. The acquisition of eGistics will strengthen this competitive advantage, augmenting our ability to develop powerful, on-demand smart process applications with embedded mobile capture functionality on the eFLOW platform within a stable and secure cloud-based environment. We see the intelligent data recognition market moving to the cloud, and our vision is to leverage the broad availability of the cloud platform to bring these capabilities to many more clients by providing them with full end-to-end cloud-based solutions that combine simplified capture operations, transaction-based pricing and significantly reduced implementation efforts. This acquisition begins to make this vision a reality, creating a formidable technological advantage for TIS going forward.”

“Not only does eGistics share a synergistic customer base with TIS, but also a common technology stack that we can build upon to further revenue growth for the combined company,” commented Robert Lund, Chairman and Chief Executive Officer of eGistics. “The companies share a vision of creating both horizontal and vertical-based smart applications that optimize the capture, classification, validation, storage, management and delivery of business-critical information.”

“We are excited about the combination of eGistics’ cutting-edge cloud platform and blue chip clients in the U.S. financial sector with TIS’ best-in-class enterprise capture and workflow solutions, mobile imaging portfolio and diverse global installed base,” stated Don Dixon, a member of the eGistics Board of Directors and Managing Director and Co-Founder of Trident Capital, the largest shareholder of eGistics.  “We believe the combination will have a very positive reception within the eGistics customer base and in the marketplace.”  Following the closing of the transaction, Mr. Dixon will become a member of the TIS Board of Directors.

Strengthens TIS Presence in Strategically Important U.S. Market

The acquisition of eGistics will significantly expand TIS’ presence in the U.S. The combined company expects to grow revenues by cross-selling native solutions to the existing installed base. In addition, the combination will expand the physical presence of TIS in the United States, adding an office in Dallas and growing its U.S. based headcount to over 65.

“As a result of this powerful strategic combination, TIS Americas will be the largest business unit in terms of revenues,” added Mr. Nakar. “Reinforcing our commitment to growing our presence in the U.S. market, the acquisition significantly accelerates this important strategic initiative, giving us tremendous talent, two offices, and a more comprehensive suite of offerings to cross-sell to a broad installed base.”

Canaccord Genuity acted as exclusive financial advisor to Top Image Systems in connection with the transaction and Needham & Company acted as financial advisor to eGistics.  Schwell Wimpfheimer & Associates LLP and Choate Hall & Stewart LLP acted as legal advisors to Top Image Systems and Wilson Sonsini Goodrich & Rosati acted as legal advisor to eGistics.

About eGistics, Inc.

eGistics is a leading provider of private cloud solutions that streamline payments business processes. The eGistics private cloud solution automates the capture, management and delivery of documents and data in a highly secure, highly scalable and compliant environment. Today, the eGistics private cloud solution supports paper and electronic transaction processes for many of the largest financial institutions and third-party processors in the U.S. To learn more, visit www.egisticsinc.com.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS’ solutions deliver content across enterprise applications. TIS’ eFLOW Platform is a common platform for the company's solutions which is marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, the satisfaction of the closing conditions in the acquisition agreement, the timing of the closing of the acquisition, the ability to retain the customers, employees and business relationships of eGistics after the closing, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

# # #
TIS Company Press Contact:
Randy Davis
eGistics, Inc.
rdavis@egisticsinc.com
+1 214 256 4635

TIS Company Press Contact:	TIS Investors:
Shelli Zargary	James Carbonara
Director of Corporate Marketing and Investor Relations, Top Image Systems Ltd.	Regional Vice President, Hayden IR
shelli.zargary@topimagesystems.com	james@haydenir.com
+972 3 767 9114	+ 1 646 755 7412